UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form  20-F     X             Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                  No     X

Changes to the Supervisory Board and Management Board
FRANKFURT AM MAIN, 2 April 2006 – At an extraordinary meeting today of the Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB), Dr Rolf-E. Breuer, Chairman of the Supervisory Board, declared his resignation from the Board, effective 3 May 2006. Dr Breuer said he was stepping down from the Supervisory Board to relieve Deutsche Bank of further discussion regarding him personally following a decision by the German Supreme Court on 24 January 2006. The Supervisory Board accepted Dr Breuer’s decision with regret but expressed its respect for his action and thanked him for his valuable work as Chairman and as a long time member of the Management Board, including as Spokesman of the Management Board. Dr Breuer will continue to represent Deutsche Bank in a number of select capacities.
After careful consideration, the Supervisory Board, in agreement with Dr Clemens Boersig, currently Deutsche Bank’s Chief Financial Officer, came to the conclusion that Dr Boersig should move to the Supervisory Board and become its Chairman. Therefore, the Supervisory Board will propose to the Annual General Meeting on 1 June 2006 that Dr Boersig is elected to the Board. As a result, Dr Boersig will step down from the bank’s Management Board at the close of business on 3 May 2006. The Supervisory Board is convinced that the Chair of the Supervisory Board can only be transferred to someone who, through personal and senior managerial experience, is familiar with the complex nature of a bank with global operations.
In addition, the Supervisory Board has appointed Anthony Di Iorio and Dr Hugo Banziger as new members of the Management Board, effective 4 May 2006. Di Iorio, currently Group Controller, will assume the position of Chief Financial Officer while Dr Banziger, currently Chief Risk Officer for Credit and Operational Risk, will become Chief Risk Officer.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: April 3, 2006

	By:	/s/ Krekeler
		Name:	Hans-Dirk Krekeler
		Title:	General Counsel to the Management Board

	By:	/s/ M. Otto
		Name:	Mathias Otto
		Title:	Deputy General Counsel to the Management Board